UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 28, 2025, the Board of Directors (the “Board”) of Brenmiller Energy Ltd. (the “Company”) appointed Ms. Orna Ben Yosef to serve as an independent director on the Board, effective November 1, 2025.

Ms. Ben Yosef, age 59, has served as Chief Financial Officer of Creator of All Ltd since 2024. Since 2022, she has also served as External Director of Inter Industries Plus Ltd. (TASE: ININ) where she chairs the audit, financial statements review, and compensation committees. Ms. Ben Yosef has served as Chief Financial Officer of Therapin Ltd. since 2022 and as a External Director of P.C.B. Technologies Ltd. (TASE: PCBT) since 2017. From 2019 to 2022, she was Corporate Controller at Mendelson Infrastructure and Industries Ltd., where she was responsible for preparation of consolidated IFRS financial statements, budgeting, and public-company reporting. Ms. Ben Yosef holds a Master of Business Administration (M.B.A.) and a Bachelor’s degree in Economics and Accounting from the University of Haifa and is a Certified Public Accountant (Israel).

The Company believes that Ms. Ben Yosef is well-qualified to serve as a director of the Board due to her extensive experience, expertise, and qualifications in finance, accounting, corporate governance, and senior management of public companies in the industrial and technology sectors. As of November 1, 2025, Ms. Ben Yosef will also serve as a member of the Board’s audit committee.

Ms. Ben Yosef has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. There are no arrangements or understandings between Ms. Ben Yosef and any other persons pursuant to which he was appointed to serve on the Board of the Company.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377, 333-273028 and 333-290642) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: October 6, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer